(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 0-10238

CUSIP Number: 902951102

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read instruction (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

U.S. Energy Systems, Inc.
Full Name of Registrant

Former Name if Applicable

750 Lexington Avenue, 15th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Form 10-Q for the quarter ended March 31, 2007 within the time period prescribed for such report without unreasonable effort or expense due primarily to a delay in the completion of the audit of the Company’s financial statements for the year ended December 31, 2006 to be reported in our Form 10-K. The delay in the completion of the annual audit and the Form 10-K is due to the Company’s need to restate its financial statements as previously reported in Form 10-Q for the period ending September 30, 2006. The restatement results from a change in interpretation and application of FAS141 which resulted in a change in the allocation of the purchase price for the acquisition and the valuation of certain equity interests. The change in interpretation and application of FAS141 made it necessary for the Company to, among other things, wait for additional reports from outside experts to support the change. The restatement was filed on May 7, 2007. The complexities of the issues surrounding the accounting treatment of the acquisition has also resulted in a delay in the completion of the financial statements and the subsequent audit of those financial statements by the registrant’s independent registered public accounting firm for the year ended December 31, 2006 to be included in Form 10-K. The completion of the 2006 audit is necessary prior to filing to ensure that the financial statements for the quarter ended March 31, 2007 will be accurately stated. Accordingly, the delay in the filing of the Form 10-Q for the quarter ended March 31, 2007 should not be attributed to the operational accounting for the current period.

The registrant intends to file its Form 10-Q as soon as possible, and in any event no later than May 21, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Augustine	(212)	588-8901
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The registrant has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

U.S. Energy Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2007	By:	/s/ Richard J. Augustine
Richard J. Augustine

Annex A

It is anticipated that the net loss to be reported in the registrant’s Form 10-Q for the quarter ended March 31, 2007 will increase significantly from the $2,166,000 loss reported in the Form 10-Q for the quarter ended March 31, 2006. This increase in the net loss is primarily due to the following:

-

the net loss to be reported for the quarter ended March 31, 2007 from the UK operations which were acquired on August 7, 2006 and therefore had no impact on the net loss for the quarter ended March 31, 2006;

-

the expense, recorded in the quarter ended March 31, 2007, related to the cashless exercise of various options previously granted to a former executive and restructured in conjunction with US Energy Biogas Corp.’s (“USEB”) settlement with the Countryside Power Income Fund;

-	additional legal fees incurred in conjunction with USEB’s bankruptcy filing; and

-	costs associated with the settlement of an employment contract with a former executive officer.